FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

            Set forth herein as Exhibit 1 is a copy of Announcement No. 3 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on March 22, 2005.

Exhibit 1


ANNOUNCEMENT NO. 3 - 2005


22 March 2005




Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find Agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 19 April 2005.


A/S Dampskibsselskabet TORM


Contact person:   N. E. Nielsen, Chairman (tel.: +45 72 27 00 00)


SAFE HARBOR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                                     AGENDA

             Annual general meeting of directors and shareholders of
                     Aktieselskabet Dampskibsselskabet TORM

                                  to be held on

                      Tuesday, 19 April 2005 at 10:00 hours

                            at Radisson SAS Falconer
                                 Falkoner Alle 9
                              DK-2000 Frederiksberg

                                       ***

1. Directors' report on the activities of the Company in the past year.

2. Presentation for adoption of the annual report.

3. The Board of Directors' proposal for the appropriation of profits or provision for losses in accordance with the adopted annual report.

4. Election of members of the Board of Directors.

5. Appointment of auditors.

6. Proposals from the Board of Directors:

      a. Change of the registered office of the Company from the City of Copenhagen to the Municipality of Gentofte.

            The  proposal  implies  that  in  Article  1.3  of the  Articles  of
            Association   "the  City  of   Copenhagen"   is   replaced  by  "the
            Municipality of Gentofte".

      b. Extension of the duration of the authorisation for increase of the share capital, cf. Article 2.3 of the Articles of Association, so that it is being prolonged from 1 April 2009 to 1 April 2010.

            The proposal implies that in Article 2.3 of the Articles of Association "1 April 2009" is replaced by "1 April 2010".

            The proposal is motivated by a wish for maintaining the extent of the authorisation as regards duration compared to the circumstances prevailing when the authorisation was adopted at the extraordinary general meeting of the Company on 13 March 2002.

      c. Change of Article 14.1 of the Articles of Association to the effect that in future, the general meeting may elect only one auditor.

            The proposal implies that Article 14.1 of the Articles of Association is amended from "The annual reports of the Company shall be audited by two auditors, at least one of whom shall be a state-authorised public accountant. The auditors shall be appointed by the Company in general meeting for a term of one year and their remuneration shall be fixed by the Board of Directors" to read "The annual reports of the Company shall be audited by one or two auditors, at least one of whom shall be a state-authorised public accountant. The auditor/auditors shall be appointed by the Company in general meeting for a term of one year".

            At the same time consequential  changes are made in Articles 6.1 and
            9.6 where "auditors" is replaced by "auditor/auditors".

      d. Authorisation to the Board of Directors to issue employee shares, and consequently, a new Article 2.6 is inserted in the Articles of Association with the following wording:

            "Until 1 April 2010 the Board of Directors shall be authorised to increase the share capital in one or more transactions by up to nominally DKK 10.000.000 shares in total, corresponding to 1.000.000 shares, by cash payment of not less than DKK 10,50 per share of DKK 10 by subscription among the employees of the Company and/or of its subsidiaries, without the shareholders of the Company having any pre-emption rights. The other terms and conditions for the subscription will be determined by the Board of Directors. The new shares shall carry the same rights as the existing shares as set out in the Articles of Association of the Company, including that they shall be negotiable instruments, that they shall be issued to the holder but may be recorded in the Company's register of shareholders in the name of the holder, that they shall not be subject to redemption, that there shall be no restrictions to the transferability of the new shares, and that the new shares shall not confer any special rights on their holders. The shares shall be subject to the applicable rules on taxation of employee shares."

      e. Authorisation to the Board of Directors to let the Company acquire its own shares in the period until the next annual general meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.

      f. The Board of Directors be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Copenhagen Stock Exchange A/S or any other public authority as a condition for registration or approval.


7. Any other business and notices.


The general meeting is only legally competent to transact business when at least 1/3 of the share capital is represented, cf. Article 9(1) of the Articles of Association of the Company.

Approval or adoption of the proposals under items 2 - 5 and item 6. e-f requires simple majority, cf. Article 9(2) of the Articles of Association of the Company.

Approval or adoption of the proposals under items 6. a-d requires assent from at least two-thirds of the votes cast as well as of the voting share capital represented at the general meeting, cf. Article 9(3) of the Articles of Association and Section 78 of the Danish Companies Act.

Notice convening the annual general meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company, and who have made a request therefore.

The agenda and the complete proposals will be available for review at the offices of the Company at least 8 days prior to the annual general meeting.

Admission  cards  to  the  annual  general  meeting  can  be  obtained   against
presentation of appropriate proof of identification (VP reference number) not later than Friday, 15 April 2005 from:

               Danske Bank, tel. +45 4339 2885, fax +45 4339 4669

from whom voting cards within the same deadline can be obtained by shareholders being entitled thereto pursuant to Article 7(3) of the Articles of Association.


                              Hellerup, March 2005


                             The Board of Directors



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: March 25, 2005
                                          By: /s/ Klaus Nyborg
                                          --------------------------
                                          Klaus Nyborg
                                          Chief Financial Officer


03810.0001 #558323